                            SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                   ---------------

                                    SCHEDULE 13E-4
                                   Amendment No. 1

                            ISSUER TENDER OFFER STATEMENT
         (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                              Trident Rowan Group, Inc.
                                   (Name of Issuer)

                              Trident Rowan Group, Inc.
                         (Name of person(s) filing statement)

                             Common Stock, $.01 par value
                            (Title of class of Securities)

                                    [89 614K 106]
                        (Cusip number of class of securities)

                        Morrison Cohen Singer & Weinstein, LLP
                                 750 Lexington Avenue
                                  New York, NY 10022
                               Attn: David Lerner, Esq.
                                    (212) 735-8600
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  September 25, 1996
        (Date tender offer first published, sent or given to security holders)

                              Calculation of filing fee

         Transaction Valuation(1)           Amount of filing fee
              $13,394,767                           $2679

/ / Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $2679     Filing party:     Trident Rowan Group, Inc.
                        ---------               ------------------------------


Form or registration no.:  13E-4       Date filed:      September 20, 1996
                         ----------                -----------------------------


----------------
  (1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,260,684 shares at $10.625 per share, which per share valuation is based upon the average of the bid ($10.50) and asked ($10.75) prices of the shares on September 11, 1996.

ITEM 1.  SECURITY AND ISSUER

    (a) The issuer of the securities to which this Schedule 13E-4 relates is Trident Rowan Group, Inc., a Maryland corporation (the "Company"), and the address of its principal executive office is P.O. Box 856, 107 Monmouth Street, Red Bank, New Jersey 07701.

    (b) This Schedule 13E-4, Amendment No. 1 relates to the offer by the Company to purchase 3,794,292 shares (or such lesser number of shares as are properly tendered, and less shares held by persons who have agreed not to participate and/or are contractually precluded from participating in this repurchase program (the "Non-Participating Shareholders")) of its common stock, par value $.01 per share (the "Common Stock"), 4,742,865 shares of which Common Stock were outstanding as of September 10, 1996, at a price of $12.26 per share (the "Repurchase Price"). Excluding the shares of Common Stock held by Non-Participating Shareholders, a maximum of 1,260,684 shares (the "Shares") may be submitted under the repurchase program. This Amendment No. 1 is filed to reflect that clarifying revisions have been made to the Offer to Purchase to reflect that the offer is made as to 80% of all shares outstanding less such number of shares held by the Non-Participating Shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)  (1)  Revised pages to Form of Offer to Purchase, dated September 25,
1996.

         (2)  Revised pages to Form of Notice of Election.

                                      SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 Amendment No. 1 is true, complete and correct.


October 23, 1996                  TRIDENT ROWAN GROUP, INC.



                                  By:   /s/ Howard E. Chase
                                      -----------------------------------------
                                  Name:     Howard E. Chase
                                  Title:    President

                               Stock Repurchase Program

                                          by
                              TRIDENT ROWAN GROUP, INC.

       For, depending on an election required to be made by each participating shareholder, (i) up to a maximum of 3,794,292 Shares of Common Stock at a repurchase price of $12.26 per share payable by delivery of a minimum of
       $8.58 in cash and the Company's 8% two year non-negotiable promissory note for the balance of the repurchase price, or (ii) up to a maximum of
     2,371,433 shares of Common Stock at a repurchase price of $12.26 per share, payable all in cash. However, holders of all but 1,607,142 Shares have agreed not to participate, and/or are contractually precluded, from participating in this program. Consequently, pursuant to the terms of the program, the Company expects that a maximum of 1,280,684 Shares may be submitted for purchase.


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN TIME, ON OCTOBER 23, 1996, UNLESS THE OFFER IS EXTENDED.

    Trident Rowan Group, Inc. (the "Company", formerly known as De Tomaso Industries, Inc.) is initiating a program (the "Program") to repurchase a maximum of 3,794,292 Shares of its Common Stock, $.01 par value ("Shares"), or such lesser number of Shares as are properly submitted and not withdrawn, for a repurchase price of $12.26 per Share (the "Repurchase Price"). If a shareholder elects to tender up to, but not more than, 50% of such shareholder's Shares, the entire Repurchase Price will be paid to such shareholder in cash. If a shareholder elects to tender more than 50%, but not more than 80% of such shareholder's Shares, then depending on the number of Shares so tendered, the Company will pay up to all of the Repurchase Price, but in any event not less than the amount of $8.58 per Share, in cash, and will pay the balance of the Repurchase Price, if any, by delivery of the Company's 8% non-negotiable promissory notes, payable two years from the date of issuance. The Company will not, under any circumstances, acquire more than 80% of the number of Shares held of record by any shareholder, regardless of the aggregate number of Shares submitted under the Program. However, holders of all but 1,607,142 Shares have agreed not to participate, and/or are contractually precluded, from participating in this program. Consequently, pursuant to the terms of the program, the Company expects that a maximum of 1,280,684 Shares may be submitted for purchase.

THE PROGRAM IS NOT CONDITIONED UPON ANY MINIMUM OF NUMBER OF SHARES BEING SUBMITTED.

    Subject to the foregoing limitations on the number of Shares which may be tendered, to the extent that a record shareholder acts as a nominee, custodian, broker or dealer for one or more beneficial owners of Shares, such record shareholder may not submit for repurchase more than that percentage of the Shares beneficially owned by each such beneficial owner which such beneficial owner has elected to tender. Such nominee shareholder will be required to certify as to the election made by each such beneficial owner.

BECAUSE THE MAXIMUM NUMBER OF SHARES SUBJECT TO THIS OFFER REPRESENTS 80% OF ALL SHARES BENEFICIALLY OWNED BY SHAREHOLDERS FOR WHOSE BENEFIT THIS PROGRAM HAS BEEN INITIATED, THERE IS NO PRORATION PERIOD CONTAINED IN THIS PROGRAM.

    The Shares are traded on the National Association of Securities Dealer's Inc.'s small capitalization market.

SHAREHOLDERS RESIDING IN STATES WHICH DO NOT PERMIT THE ISSUANCE OF NOTES WITHOUT REGISTRATION UNDER APPLICABLE "BLUE SKY" LAWS, WHICH REGISTRATION MAY NOT BE EFFECTED BY THE COMPANY, MAY ONLY ACCEPT THE 50% OFFER. THE 80% OFFER IS NOT MADE IN SUCH STATES.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, THE COMPANY AND ITS BOARD OF DIRECTORS DO NOT RECOMMEND THAT ANY SHAREHOLDER

PARTICIPATE IN THE PROGRAM. EACH SHAREHOLDER, HOWEVER, MUST MAKE HIS, HER OR ITS OWN DECISION WHETHER TO PARTICIPATE, AND, IF SO, TO WHAT EXTENT.




                                      IMPORTANT

    Any shareholder desiring to participate in the Program should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions contained therein, and mail or deliver it, together with certificates for the Shares being tendered, a Notice of Election and any other documents required thereby, including signature guarantees, to American Stock Transfer & Trust Company, the paying agent for the Program ("Paying Agent"), or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to participate in the Program.

SHARES SUBMITTED UNDER THIS PROGRAM MAY BE WITHDRAWN AT ANY TIME WHILE THE OFFER REMAINS OPEN. ADDITIONALLY, IN ACCORDANCE WITH APPLICABLE FEDERAL RULES, IF SUCH SHARES HAVE NOT YET BEEN ACCEPTED BY THE COMPANY FOR PAYMENT, SUCH SHARES MAY BE WITHDRAWN AFTER THE EXPIRATION OF 40 BUSINESS DAYS FROM THE COMMENCEMENT DATE HEREOF.

    Any questions or requests for assistance or for additional copies of the Program materials or the Letter of Transmittal should be directed to the Company. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD PARTICIPATE OR REFRAIN FROM PARTICIPATING IN THE PROGRAM. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE PROGRAM OTHER THAN THOSE CONTAINED IN THESE PROGRAM MATERIALS OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

    As of September 10, 1996, there were 4,742,865 Shares outstanding. Of such number, approximately 33.9%, or 1,607,142 Shares, are held beneficially or of record by "public" shareholders. The remaining Shares are owned beneficially or of record by parties who have agreed not to participate in the Program ("Non-Participating Shareholders"), including Finprogetti, S.p.A. ("Finprogetti"), persons who are themselves shareholders of Finprogetti, officers and directors of the Company, a trust which holds certain shares formerly owned by the Company's former Chairman, Mr. Alejandro De Tomaso, and certain others. An additional 982,500 Shares issuable to executive officers of the Company in connection with the exercise of certain stock options, are not available for participation in the Program.

                                     INTRODUCTION


SUMMARY OF THE OFFER

    Subject to the agreement of the Non-Participating Shareholders not to participate in this Program, the Company is making two mutually exclusive offers to its shareholders of record: (a) to purchase up to 80% of such shareholder's Shares (subject to restrictions described below regarding the record shareholders who are nominees for more than one beneficial shareholder) for a combination of cash and non-negotiable promissory notes having a face value aggregating $12.26 per Share (the "80% Offer"); or (b) to purchase up to 50% of each such shareholder's Shares (again subject to the restrictions applicable to record shareholders who are nominees for more than one beneficial shareholder) in cash for $12.26 per Share (the "50% Offer"). The 80% Offer and the 50% Offer are referred to collectively as (the "Offer").

    Notes issued in part payment of the 80% Offer will be non-negotiable and non-transferable, and will be payable as to principal on the second anniversary of their issuance and will bear interest, payable annually, at 8% per annum, subject to reduction to a rate of 5% per annum if the Note is prepaid in full within 9 months of its issuance. The amount of cash payable pursuant to the 80% Offer is dependent upon the number of Shares tendered pursuant thereto, provided that not less than $8.58 per Share will be paid in cash.

    A shareholder, upon tendering Shares, must make an election as to which of the two offers the shareholder desires to accept. If a shareholder elects to accept either the 80% Offer or the 50% Offer, but tenders less than the maximum number of Shares which could be tendered, such shareholder may not then increase the number of Shares or elect to accept the offer not previously selected without first withdrawing their first election. Unless withdrawn, the election precludes the shareholder from tendering additional Shares under either offer. The election will include a representation by the shareholder that the number of Shares tendered does not exceed the maximum permitted in connection with the offer so elected.

    Absent the submission of a withdrawal of an election, a later submitted election will be disregarded and will be of no force or effect. Shareholders should therefore consider carefully their preferred course of action prior to submitting an election and tendering any Shares.

BACKGROUND

    Since 1993, the Company has been engaged in a basic refocus of its operations and strategic direction, the outgrowth largely of the sudden illness in that year of the Company's former chairman, Alejandro De Tomaso, and, contemporaneously, the divestiture by the Company of the entirety of its controlling interest in what was then its principal operating subsidiary, Maserati S.p.A. ("Maserati") to Fiat Auto S.p.A. ("Fiat").

    In January 1993, the Company was primarily a manufacturer of luxury Italian automobiles under the "Maserati" brand name, and, secondarily, was a manufacturer of Italian motorcycles under the "Moto Guzzi" brand name. After sustaining significant losses in its operations for many years, and after trying without success to engage in viable strategic relationships with larger, better financed automobile companies, the Company sold its remaining 51% equity interest in its Maserati operations to Fiat (SEE "Maserati Sale" below), having sold 49% of Maserati's equity to Fiat in 1990.

    The Company today, as a result of actions undertaken by the Board of Directors, including the sale of Maserati, is profoundly different from the Company as it existed in January 1993. While continuing to operate its Moto Guzzi S.p.A. motorcycle business, as a result of the July 17, 1995 acquisition of the operating assets of Finprogetti, the Company, through Temporary Integrated Management, S.p.A. ("T.I.M."), has established itself as a provider of hands-on temporary management services and capital to companies which represent "turnaround" opportunities or which otherwise present opportunistic investment possibilities for the Company as "portfolio companies" (SEE, "Finprogetti Acquisition" below). In addition, the Company has bolstered its capital through the private sale of the Company's Common Stock to

                                      THE OFFER

1.  NUMBER OF SHARES; PRORATION; RESTRICTIONS ON TRANSFER OF THE NOTES

    Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) up to a maximum of 3,794,292 Shares or such lesser number of Shares as are properly submitted and not withdrawn in accordance with Section 3 hereof before the Expiration Date, for a Repurchase Price (the "Repurchase Price") of $12.26 per Share. Excluding Shares held by Non-Participating Shareholders, a maximum of 1,260,684 Shares are eligible for repurchase only if all other shareholders elect to accept the 80% Offer with respect to 80% of their Shares. Excluding Shares held by Non-Participating Shareholders, a maximum of 787,928 Shares are eligible for repurchase if all other shareholders elect to accept the 50% Offer with respect to 50% of their
Shares.   "Expiration Date" shall mean 12:00 midnight, New York City time, on
October 23, 1996, unless and until the Company shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 14 for a discussion of the Company's rights to extend the period of the Offer, or to delay, terminate or amend same. The Company reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Paying Agent and making a public announcement thereof. A shareholder may accept either the 80% Offer or the 50% Offer, but not both. A shareholder may tender fewer than all of the Shares eligible to be tendered under whichever Offer is accepted. INASMUCH AS THE BOARD OF DIRECTORS DOES NOT RECOMMEND THAT ANY SHAREHOLDER PARTICIPATE IN THE PROGRAM, IT IS UNLIKELY THAT THE COMPANY WILL EXERCISE ITS RIGHT TO EXTEND THE PERIOD DURING WHICH THE OFFER IS OPEN.

    THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING SUBMITTED FOR PURCHASE, BUT IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5, BELOW.

    (a)  THE 80% OFFER.    Each Share purchased by the Company under the 80%
Offer will be purchased at the Repurchase Price, payable net to the seller as follows: such amount of cash as the Board of Directors shall have determined upon the expiration of the Offer, which shall be not less than $8.58 per Share (the "Cash Portion"), plus an unsecured non-negotiable promissory note of the Company (the "Note"), payable as to principal on the second anniversary of its issuance, in the principal amount equal to the difference between the Repurchase Price and the Cash Portion, plus interest thereon, payable annually, at the rate of 8% per annum, subject to reduction to a rate of 5% per annum if the Note is prepaid in whole prior to the expiration of nine months from its issuance. The Company may prepay the Note in whole or in part, prior to its payment date.
Such Note shall be non-transferrable.    There is no existing market for the
Notes and none will be established by the Company. Shareholders residing in states which do not permit the issuance of Notes without registration under applicable "blue sky" laws, which registration may not be effected by the Company, may only accept the 50% Offer. The 80% Offer is not made in such states.

    (b)  THE 50% OFFER.   All Shares purchased by the Company under the 50%
Offer will be purchased at the Repurchase Price, in cash, net to each seller.

    If (a) the Company (i) increases or decreases the price at which the Shares are offered to be purchased, (ii) increases the number of Shares which the Company will accept for purchase and such increase exceeds two percent of the outstanding Shares or (iii) decreases the number of Shares which the Company will accept for purchase, and (b) the Offer is scheduled to expire at any time earlier than the expiration of the period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14 hereof, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. until 12:00 midnight, New York City time.

    If the number of Shares properly tendered (excluding Shares held by Non-Participating Shareholders) and not withdrawn before the Expiration Date is less than or equal to 1,260,684 (or such greater or lesser number as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will and pay for a maximum of 1,260,684 Shares (excluding Shares held by Non-Participating Shareholders) or such lesser number of Shares as are properly tendered pursuant to Section 2 and not withdrawn as permitted in Section 3 as soon as practicable after the Expiration Date.


    Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the aggregate Repurchase Price therefor with the Paying Agent, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to this Offer will in all cases be made only after timely receipt by the Paying Agent of certificates for such Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Shares to the Paying Agent), a properly completed and executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees, a Notice of Election and any other required documents. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE REPURCHASE PRICE OF THE SHARES TO BE PAID BY THE COMPANY, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT, OTHER THAN PURSUANT TO THE NOTES.

    The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or to its order pursuant the Offer. If, however, payment is to be made to, or certificates for Shares not purchased or tendered are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Repurchase Price unless evidence satisfactory to the Company of the payment of such taxes or an exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN SHAREHOLDER, A FORM W-8, WHICH IS OBTAINABLE FROM THE PAYING AGENT) MAY BE SUBJECT TO A FEDERAL BACKUP WITHHOLDING TAX OF 31 PERCENT OF THE GROSS PROCEEDS TO BE PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER AND ON AMOUNTS CONSTITUTING INTEREST UNDER ANY NOTES ISSUED PURSUANT TO THE 80% OFFER. REDEMPTION PROCEEDS, AND INTEREST PAYMENTS UNDER THE NOTES, MADE TO NON-RESIDENTS OF THE UNITED STATES WILL IN ANY EVENT BE SUBJECT TO WITHHOLDING TAX OF 30% UNLESS THE RECIPIENT ESTABLISHES EITHER (A) AN ENTITLEMENT TO A REDUCED RATE OF TAX UNDER AN INCOME TAX TREATY BETWEEN THE UNITED STATES AND HIS COUNTRY OF RESIDENCE BY FURNISHING A COMPLETED FORM 1001 TO THE COMPANY, OR (B) THAT THE PAYMENT IS EFFECTIVELY CONNECTED WITH THE CONDUCT OF THE RECIPIENT'S TRADE OR BUSINESS IN THE UNITED STATES BY FURNISHING
A COMPLETED FORM 4224 TO THE COMPANY.   SEE SECTION 2.

5.  CERTAIN CONDITIONS OF THE OFFER.

    Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend or amend the Offer at any time, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the offer, if at any time on or after midnight of the 20th business day after the Commencement Date, and before acceptance for payment of or payment for any such Shares, any of the following shall have occurred (or shall have been determined by the Company to have occurred):

         (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which
    (i) challenges the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise, directly or indirectly, relates in any manner to the Offer; (ii) in the judgment of the Company, could materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

         (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amendment, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all the Shares illegal or otherwise restrict or prohibit consummation of the Offer; or (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, some or all the Shares;

         (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
    (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares, (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or the trading in the Shares, or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the judgment of the Company, a material escalation, acceleration or worsening thereof;

         (d) any tender or exchange offer with respect to the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

         (e) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) shall have acquired, or proposed to acquire, beneficial ownership of more than five percent of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "Commission") prior to the Expiration Date, (ii) any new group shall have been formed which beneficially owns more than five percent of the outstanding Shares or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

         (f) there shall be a reasonable likelihood that the purchase of Shares pursuant to the Offer will cause either (i) the Shares to be held of record by fewer than 300 persons or (ii) the Shares neither to be listed on any "national securities exchange" (as such term is used in the Exchange
    Act) nor to be "authorized to be quoted on an inter-dealer quotation system of any registered national securities association" (as such term is used in Rule 13e-3(a)(3)(ii)(B) under the Exchange Act);

which, in the judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

    THE COMPANY DOES NOT INTEND TO WAIVE THE CONDITION SET FORTH IN PARAGRAPH
(f) ABOVE.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless

7.  REASONS FOR, AND EFFECTS OF, THE OFFER

    While the Offer is genuine and the Company will fulfill its obligation to accept for purchase all Shares properly submitted for purchase and not withdrawn, the Company is making the Offer with the hope that it is not accepted. The Offer is the culmination of a promise made to shareholders in connection with the 1993 Maserati Sale that, because the Company, by selling its remaining interest in Maserati, had ended its long-standing involvement in the automobile industry, and with the Maserati name in particular, the attraction which many shareholders had to the Company had been severed. Since it was the view of many of these shareholders that the then-current market price did not accurately or adequately reflect the inherent value of the Company, the Board of Director undertook to examine means by which shareholder value could be returned to shareholders following the Maserati Sale.

    Among the transactions contemplated was a complete liquidation and dissolution of the Company. The Finprogetti Acquisition, the retirement of Alejandro De Tomaso, and the refocusing of the Company's business via a strategic plan to utilize the Company as a vehicle to profit from its capital and turnaround management skills compelled the Board to conclude that dissolution and liquidation was inadvisable, and that implementing the new business plan would, in the long term, provide ample opportunity to achieve greater shareholder value than could be realized by a current liquidation.

    Nevertheless, the Board adhered to the promise made to shareholders in prior years, and concluded that the Offer would achieve the ends of those shareholders who wished to sever their relationship with the Company, and of those shareholders who share the Company's desire to maintain and grow its business.

    The Repurchase Price is the same price at which the Finprogetti acquisition was consummated. Such price was determined by the Board of Directors, assisted by an international accounting firm, in December, 1994, following careful analysis of the Company's then-existing financial condition, its business prospects, and the offer of Finprogetti which culminated in the Finprogetti Acquisition.

    If, in the aggregate, the Offer is maximally accepted (excluding Shares held by Non-Participating Shareholders), the Company will pay a total of
approximately $10,819,190 in cash.   Additionally, if shareholders all maximally
accept the 80% Offer in lieu of the 50% Offer, the Company will incur debt under the Notes of $4,636,756. A presentation of the financial statements of the Company on a pro forma basis is annexed hereto, and shareholders are
encouraged to read them carefully.   Because full acceptance of the Offer will
necessarily deplete working capital with which the Company plans to execute its new business plan, such full acceptance could have a material adverse effect on the Company's ability to achieve its strategic goals.

    The maximal acceptance of the Offer will not cause the Company's class of common stock to be delisted from the National Association of Securities Dealers, Inc.'s small capitalization market, but may prevent such stock from achieving a listing on the NASD's National Market System.


8.  SOURCE AND AMOUNT OF FUNDS

    Assuming the Company purchases 1,260,684 Shares pursuant to the 80% Offer at a Repurchase Price of $12.26 per Share, the Company expects the maximum
aggregate cost to be approximately $15,455,946.   To the extent the number of
Shares tendered is less than the maximum, the Company reserves the right, to increase the portion of the Repurchase Price paid in cash and reduce the portion represented by Notes. If all shareholders (excluding the Non-Participating Shareholders) maximally accept the 50% Offer, the Company expects the maximum aggregate cost to be $9,659,997.

    It is anticipated that the Company will fund the purchase of Shares pursuant to the Offers and the payment of related fees and expenses in cash from working capital and, in the case of the 80% Offer, through the incurrence of debt through the issuance of the Notes. The Company has reserved approximately $11,000,000 of its cash to purchase Shares pursuant to the Offer.

            SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer (excluding Shares held by Non-Participating Shareholders), based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information and gives effect to the purchase of Shares pursuant to the Offer as if it had occurred on January 1, 1996 and January 1, 1995, with respect to income statement data and on June 30, 1996 and December 31, 1995, with respect to balance sheet data. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary consolidated historical financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

                                ADDITIONAL INFORMATION

    The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith the Company files reports, proxy statements and other information with the Commission. Additional information concerning the Company is set forth in the Company's Annual Report on Form 10-K, including Amendments No.1 and No. 2 thereto for the year ended December 31, 1995 and the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996. The Company has filed an Issuer Tender Offer Statement on
Schedule 13E-4, Amendment No. 1, with the Commission which includes certain additional information relating to the Offer. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549.


10. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERN-ING SHARES.

    As of September 10, 1996, the Company had issued and outstanding 4,742,865 Shares and had reserved 982,500 Shares for issuance upon exercise of
outstanding stock options, of which 228,000 are currently exercisable.   The
maximum 3,794,292 Shares that the Company is offering to purchase under the 80% Offer represents 80% of the Shares outstanding. Excluding Shares held by Non-Participating Shareholders, the 1,260,684 Shares held by others represent approximately 26.6% of the Shares currently outstanding. As of September 10, 1996, the Company's directors and executive officers as a group (10 persons) beneficially owned an aggregate of 398,943 Shares representing approximately 6.8% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable options. If the Company purchases 1,260,684 Shares pursuant to the 80% Offer, then after the purchase of Shares pursuant to the offer, the Company's executive officers and directors as a group would own beneficially approximately 11.5% immediately after the Offer, assuming the exercise by such persons of their currently exercisable options.

    On September 10, 1996, Howard E. Chase, President of the Company, purchased
10,000 Shares on the open market for his own account.   He has advised the board
of directors that he will not submit the Shares for repurchase under the Program. Other than the foregoing, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliate of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

    Certain shareholders of the Company, including Finprogetti, certain shareholders of Finprogetti, officers and directors of the Company, and a trust which holds certain shares formerly owned by the Company's former Chairman, Mr. Alejandro De Tomaso, have agreed not to participate in the Program.

    Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's stock option plans, the agreement to acquire Carey Winston, and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangement, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

    The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly but cannot, by design, reduce the number of shareholders. The Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NASD, the Company does not

                                  NOTICE OF ELECTION
                         TO ACCOMPANY A LETTER OF TRANSMITTAL
                            AND CERTIFICATES FOR SHARES OF
                                     COMMON STOCK
                                          OF
                              TRIDENT ROWAN GROUP, INC.
                        WHEN SUBMITTED PURSUANT TO AN ELECTION
                   IN CONNECTION WITH ITS STOCK REPURCHASE PROGRAM
                       FOR UP TO A MAXIMUM OF 3,794,292 SHARES
           OF COMMON STOCK AT A REPURCHASE PRICE OF $12.26 PER SHARE, LESS
         ALL SHARES HELD BY PERSONS WHO HAVE AGREED NOT TO PARTICIPATE AND/OR
           ARE CONTRACTUALLY PRECLUDED FROM PARTICIPATING IN THIS PROGRAM
                         ("NON-PARTICIPATING SHAREHOLDERS").



    This Notice of Election and the accompanying Letter of Transmittal are to be completed by stockholders of Trident Rowan Group, Inc. (the "Company") tendering shares of the Company's common stock, $.01 par value (the "Shares"), in connection with the Company's program to repurchase a maximum, excluding shares held by Non-Participating Shareholders, of 1,260,684 Shares (the "Stock Repurchase Program"). Stockholders should refer to the Letter of Transmittal and to the Company's Offer to Purchase (the "Offer to Purchase"), dated September 25, 1996, for a comprehensive description of the Stock Repurchase Program and for detailed instructions on the procedure for tendering Shares.

                                   ELECTION OPTIONS

    The Company is making two mutually exclusive offers to each public shareholder of record: (a) to purchase up to 80% of such shareholder's holdings for a combination of cash and non-negotiable promissory notes aggregating $12.26 per share (the "80% Offer"), or (b) to purchase up to 50% of such shareholder's holdings for $12.26 in cash (the "50% Offer"). A shareholder, upon tendering shares, must make an election (the "Election") as to which of the two offers the shareholder desires to accept. THE TWO OFFERS ARE MUTUALLY EXCLUSIVE AND, UNLESS WITHDRAWN, THE ELECTION PRECLUDES THE SHAREHOLDER FROM TENDERING ADDITIONAL SHARES UNDER EITHER OFFER.

    A.   THE 80% OFFER.  All Shares purchased by the Company under the 80%
Offer will be purchased for a repurchase price of $12.26 (the "Purchase Price"), net to the seller as follows: an amount of cash as the Board of Directors of the Company shall have determined upon the expiration of the Stock Repurchase Program, which shall not be less than $8.58 per Share (the "Cash Portion"), plus an unsecured non-negotiable Promissory Note of the Company (the "Note"), payable on the second anniversary of its issuance, in the principal amount equal to the difference between the Purchase Price and the Cash Portion, plus interest thereon at the rate of 8% per annum. Interest shall be paid on the first anniversary of the Note and at maturity. The Company may prepay the Note in whole or in part prior to its payment date. If the Note is prepaid in whole, and not in part, prior to the expiration of nine months from its issuance, the interest rate of the Note, from its date of issuance, shall be 5% per annum, and not 8% per annum. SUCH NOTE SHALL BE NON-TRANSFERABLE AND SHALL BE REQUIRED TO BE HELD UNTIL PAID IN FULL. THERE IS NO MARKET FOR THE NOTES AND NONE WILL BE ESTABLISHED BY THE COMPANY.

    B. THE 50% OFFER. All shares purchased by the Company under the 50% Offer will be purchased at the Purchase Price, in cash, net to the seller.

    SEE "THE OFFER TO PURCHASE-INTRODUCTION" AND "THE OFFER TO PURCHASE - THE OFFER, NUMBER OF SHARES; PRORATION" FOR A COMPLETE DESCRIPTION OF THE 50% OFFER AND THE 80% OFFER.